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EXHIBIT 99.2

news release

NORANDA DECLARES FIRST QUARTER DIVIDEND ON ITS COMMON SHARES

        Toronto, Ontario, April 13, 2005 — Noranda Inc. has today declared a dividend on its common shares of $0.12 per share in Canadian funds. The dividend is payable May 16, 2005 to shareholders of record at the close of business on April 26, 2005.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and the Toronto Stock Exchange (NRD).

Contact:

Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
Noranda Inc.
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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EXHIBIT 99.2